ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 30, 2017	Jessica L. Reece
T +1 617 235 4636
Jessica.reece@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Highland Floating Rate Opportunities Fund II (the “Fund”)

Ladies and Gentlemen:

In connection with the creation of a new fund for the Highland fund complex, we are filing today by electronic submission via EDGAR the registration statement for the Fund on Form N-1A which includes a copy of the prospectus relating to the Fund (the “Prospectus”) and statement of additional information relating to the Fund (the “SAI”).

The Fund’s disclosure is based on the disclosure currently used by Highland Floating Rate Opportunities Fund (the “FRO”), a series of Highland Funds I (“HFI”). The Registrant requests selective review of this filing in accordance with the U.S. Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

Except as indicated below, the principal investment strategies disclosure in this filing is substantially similar to disclosure previously reviewed by the staff of the SEC in HFI’s filing on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, (the “Securities Act’) on February 25, 2011 (SEC Accession Number 0000950123-11-018081) with respect to FRO (the “Prior FRO Filing”). Disclosure has also been included with respect to certain scheduled variations in sales charges for specific intermediaries as permitted for other funds in the Highland fund complex pursuant to a template filing request filed on behalf of Highland Funds II (Registration Nos. 033-51308 and 811-07142) on March 31, 2017 (SEC Accession Number: 0001193125-17-106944.) The remaining disclosure is similar to disclosure previously reviewed by the staff of the SEC in HFI’s filing on Form N-1A filed pursuant to
Rule 485(a) of the Securities Act on August 16, 2016 (SEC Accession Number 0001193125-16-683309) (the “Prior HFI Filing”). HFI responded to comments from the SEC staff with respect to the Prior FRO Filing via correspondence filed on June 13, 2011 (SEC Accession Number: 0000950123-11-058588) and the Prior HFI Filing on July 29, 2016 and August 16, 2016 (SEC Accession Numbers: 0001193125-16-664622 and 0001193125-16-683309, respectively.)

Prospectus

The Registrant requests selective review of the sections of the Prospectus listed below, which were updated to reflect enhancements to certain risk disclosures, make routine revisions to existing disclosures, and incorporate disclosure specific the Fund:

1)	Disclosure in the Fund’s principal investment strategies that differs from that in the Prior FRO Filing regarding: the Fund’s investment strategies with respect to capital preservation; the Fund’s ability to invest in securities of other investment companies, including exchange-traded funds; the Fund’s use of warrants and derivatives; and securities lending.

2)	Disclosure with respect to the following principal risks for the Fund that differ or are in addition to those contained in the Prior HFI Filing: “Debt Securities Risk;” “Financial Services Industry Risk;” “Interest Rate Risk;” “Limited Information Risk;” “Liquidity Risk;” “Non-Payment Risk;” “Ongoing Monitoring Risk;” “Payment-in-Kind Securities Risk;” “Prepayment Risk;” “Risk of Substantial Redemptions;” and “Senior Loans Risk.”

3)	Disclosure regarding the extent of investment under “Additional Information About Investment Strategies” and the following descriptions of investment practices in which the Fund may invest included under this section that differ or are in addition to those contained in the Prior HFI Filing: “Borrower Credit Ratings;” “Bridge Financing;” “Debt Restructuring;” “Depositary Receipts;” “Fees;” “Industry Concentration,” “Participations;” “Primary Lender Transactions;” “Securities Lending;” and “Senior Loans.”

4)	Disclosure under “Additional Information Regarding Risks” with respect to the following principal risks for the Fund that differ or are in addition to those contained in the Prior HFI Filing: “Asset-Backed Securities Risk;” “Debt Securities Risk;” “Derivatives Risk;” “Extension Risk;” “Focused Investment Risk;” “High Yield Securities;” “Industry Concentration Risk;” “Interest Rate Risk;” “Limited Information Risk;” “Mortgage-Backed Securities Risk;” “Non-Payment Risk;” “Ongoing Monitoring Risk;” “Payment-in-Kind Securities Risk;” “Prepayment Risk;” “Regulatory Risk;” “Senior Loans Risk;” “Style Risk;” and “Undervalued Stocks Risk.”

5)	Information regarding the Fund in the following sections: “Shareholder Fees;” “Performance;” “Portfolio Managers;” “Management Fee;” “Distribution and Shareholder Service Fee Rates;” “Fund Distribution Schedule;” and “Taxation of the Fund.”

SAI

The Registrant requests selective review of the sections of the SAI listed below, which were updated to make revisions to existing disclosure, provide data regarding the Fund that is required pursuant to Form N-1A, and incorporate disclosure specific to the Fund’s organization.

1)	The introductory four paragraphs under the section titled “Description of Non-Principal Investments and Risks” and the descriptions under the following sub-headings: “Limited Role in Affairs of Portfolio Companies;” “Financial Futures;” “Fixed-Income and Other Debt Securities;” “Zero Coupon Securities;” “Loans and Other Direct Debt Instruments;” “Illiquid Securities;” “Securities Loans;” “Derivatives;” “Repurchase Agreements;” “Euro Related Risk;” “Emerging and Developing Markets;” “Warrants and Rights;” “Short Selling;” and “Securities of Other Investment Companies.”

2)	Information regarding the Fund in the following sections: “Cover Page;” “The Fund;” “Portfolio Turnover;” “Investment Restrictions;” “Expedited Settlement Agreement;” “Management of the Fund;” “Proxy Voting Policies;” “Information Regarding Portfolio Managers;” “Description of the Fund’s Shares;” “Financial Statements” and “Appendix B- Highland Capital Management Fund Advisors, L.P. Proxy Voting Policy.”

3)	Introductory disclosures for the following information required under Form N-1A stating that such information is not available for a newly organized fund: advisory fees; administration fees; waivers and reimbursements; commissions; distribution and service fees; underwriter expenses; brokerage transactions and commissions costs; and control persons and principal shareholders.

Please direct any questions you may have with respect to this filing to me at (617) 235-4636.

Very truly yours,

/s/ Jessica L. Reece
Jessica L. Reece, Esq.

cc:	Brian D. McCabe, Esq.